UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KIOR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

497219109

(CUSIP Number)

Mike Rodden, Esq.

Rumei Mistry, Esq.

2365 Carillon Point

Kirkland, WA 98033

425-889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497219109

1	Names of Reporting Persons Gates Ventures, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,247,796 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,247,796 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,247,796 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.0% (2)

14	Type of Reporting Person (See Instructions) OO

(1) The total number of shares reported includes (a) 3,236,106 shares of Class A Common Stock held directly by Gates Ventures, LLC (“GV”); and (b) 18,011,690 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Items 4 and 5 of this Schedule 13D.  All shares of Class A Common Stock held by GV may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) The denominator is based on (a) 63,769,983 shares of Class A Common Stock outstanding as of May 5, 2014, as reported on the Issuer’s Form 10-Q for the period ended March 31, 2014, filed with the Securities and Exchange Commission on May 12, 2014; and (b) 18,011,690 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Item 5 of this Schedule 13D.

CUSIP No. 497219109

1	Names of Reporting Persons William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,247,796 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,247,796 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,247,796 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.0% (2)

14	Type of Reporting Person (See Instructions) IN

(1) The total number of shares reported includes (a) 3,236,106 shares of Class A Common Stock held directly by Gates Ventures, LLC (“GV”); and (b) 18,011,690 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Items 4 and 5 of this Schedule 13D.  All shares of Class A Common Stock held by GV may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) The denominator is based on (a) 63,769,983 shares of Class A Common Stock outstanding as of May 5, 2014, as reported on the Issuer’s Form 10-Q for the period ended March 31, 2014, filed with the Securities and Exchange Commission on May 12, 2014; and (b) 18,011,690 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Item 5 of this Schedule 13D.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Gates Ventures, LLC (“GV”) and William H. Gates III (together with GV, the “Reporting Persons”) on April 14, 2014 (the “Schedule 13D”), with respect to the Class A Common Stock of KiOR, Inc. (the “Issuer”).  This Amendment is being filed solely as a result of the impact of recent decreases in the trading price for the Issuer’s Class A Common Stock on the formula used to determine the number of shares of Class A Common Stock that may be acquired by the Reporting Persons upon exercise of the option right under the Class A Common Stock Purchase Agreement, dated as of October 18, 2013, between GV and the Issuer.  The Reporting Persons have not engaged in any transactions in the Issuer’s Class A Common Stock beyond those previously reported on the Schedule 13D.

Item 5.                          Interests in Securities of the Issuer

(a)-(b)                               See Items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

In addition to the 3,236,106 shares of Class A Common Stock purchased by GV on October 21, 2013, the Reporting Persons may be deemed to beneficially own an additional 18,011,690 Option Shares that GV has the right to acquire upon exercise of an option right pursuant to the Purchase Agreement.  For purposes of this Amendment, the number of the Option Shares has been calculated assuming that the option right had been exercised on the date hereof at an exercise price per share of $0.42, 75% of the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date hereof. However, the number of Option Shares issuable under the option right and the exercise price for such shares are not fixed. The number of Option Shares that may be purchased under the option right will equal $7.5 million divided by the exercise price per share specified in the Purchase Agreement. As more fully described in the Purchase Agreement, the exercise price will equal 75% of the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right, provided that in no event will the exercise price exceed the Price Cap. GV may exercise this option right prior to the earlier of (i) the closing of the Second Purchase and (ii) July 1, 2014.

As an illustration, assuming the option right is exercised at a future date (which may or may not occur):  If immediately prior to the exercise of the option right, the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right were to have increased by $0.036 from the price used to calculate the shares issuable under the option right, then that increase would result in 1,089,784 fewer shares of Class A Common Stock being issued upon such an exercise of the option right, representing a difference in beneficial ownership of approximately 1%.  Conversely, if immediately prior to the exercise of the option right, average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right were to have decreased by $0.032 from the price used to calculate the shares issuable under the option right, then that decrease would result in 1,119,743 more shares of Class A Common Stock being issued upon such an exercise of the option right, representing a difference in beneficial ownership of 1%.  Based on the current maximum exercise price per share of $2.897, GV has the right to acquire 2,588,885 Option Shares (representing approximately 4.1% of the outstanding Class A Common Stock) under the Purchase Agreement, which is the number of Option Shares reported, in accordance with the applicable rules, by the Reporting Persons in their Initial Statement of Beneficial Ownership of Securities on Form 3 that was filed with the Securities and Exchange Commission on October 31, 2013.

SIGNATURES

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 4, 2014

GATES VENTURES, LLC(1)
By:	*
	Name:	Alan Heuberger(2)
	Title:	Attorney-in-fact for Michael Larson,
Manager

WILLIAM H. GATES III(1)
By:	*
	Name:	Alan Heuberger(3)
	Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1) This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated April 14, 2014, and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on April 14, 2014, SEC File No. 005-86313 and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.2 to the Reporting Persons’ Schedule 13G with respect to the Issuer on October 31, 2013, and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to the Reporting Persons’ Schedule 13G with respect to the Issuer on October 31, 2013, and incorporated by reference herein.